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                                                                                                              EXHIBIT 12

                                                       PACIFICORP
                                           STATEMENTS OF COMPUTATION OF RATIO
                                              OF EARNINGS TO FIXED CHARGES
                                                (IN MILLIONS OF DOLLARS)


                                                                                                         Three Months
                                                                  YEAR ENDED DECEMBER 31,                    Ended
                                                       ____________________________________________
                                                          1990        1991        1992        1993      March 31, 1994
                                                          ____        ____        ____        ____      ______________

Fixed Charges, as defined:*
  Interest expense.......................              $  431.2    $  428.0    $  409.7    $  377.8         $ 85.0
  Estimated interest portion
    of rentals charged to expense........                  23.3        20.4        17.1        20.1            4.5
  Preferred dividend requirement of
    majority-owned subsidiary............                   4.2           -           -           -              -
                                                        _______     _______     _______     _______          _____

          Total fixed charges............              $  458.7    $  448.4    $  426.8    $  397.9         $ 89.5
                                                        _______     _______     _______     _______          _____
                                                        _______     _______     _______     _______          _____
Earnings, as defined:*
  Income from continuing
    operations...........................              $  413.4    $  446.8    $  150.2    $  422.7         $120.5
  Add (deduct):
    Provision for income taxes...........                 179.1       176.7        90.8       187.4           63.3
    Minority interest....................                  18.1        14.1         8.4        11.3            2.3
    Undistributed income of
      less than 50% owned affiliates.....                     -        (1.8)       (5.7)      (16.2)          (1.1)
    Fixed charges as above...............                 458.7       448.4       426.8       397.9           89.5
                                                        _______     _______     _______     _______          _____

          Total earnings.................              $1,069.3    $1,084.2    $  670.5    $1,003.1         $274.5
                                                        _______     _______     _______     _______          _____
                                                        _______     _______     _______     _______          _____

Ratio of Earnings to Fixed Charges.......                  2.3x        2.4x        1.6x        2.5x           3.1x
                                                           ____        ____        ____        ____           ____
                                                           ____        ____        ____        ____           ____
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_______________

*"Fixed charges" represents consolidated interest charges, an estimated amount representing the interest factor in rents and preferred stock dividend requirements of majority-owned subsidiaries.  "Earnings" represent the aggregate of (a) income from continuing operations, (b) taxes based on income from continuing operations, (c) minority interest in the income of majority-owned subsidiaries that have fixed charges, (d) fixed charges and (e) undistributed income of less than 50% owned affiliates without loan guarantees.
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